Filed by Coca-Cola HBC AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

COCA-COLA HBC AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG

Admission to trading on the premium listing segment of the London Stock Exchange

Zug, Switzerland — 29 April 2013 — Further to its announcement on 22 April 2013 in connection with the successful completion of the voluntary share exchange offer, Coca-Cola HBC AG (“Coca-Cola HBC”) is pleased to announce that, as of 08:00 London time today, 355,023,939 of its ordinary registered shares of nominal value CHF 6.70 each will be admitted to the premium listing segment of the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, under the ticker CCH. Credit Suisse Securities (Europe) Limited and J.P.Morgan Cazenove have been appointed as joint corporate brokers.

In addition, the ordinary registered shares of Coca-Cola HBC are admitted to the main market of the Athens Exchange with a secondary listing and will commence trading, under the ticker EEE, as of 10:30 Athens time today. Coca-Cola HBC American depositary shares, each representing one Coca-Cola HBC ordinary share, will commence trading on the New York Stock Exchange, under the ticker CCH, as of 09:30 New York time today.

To mark this occasion, George A. David, Chairman of Coca-Cola HBC, and Dimitris Lois, CEO of Coca-Cola HBC, joined this morning Alexander Justham, CEO of London Stock Exchange plc, to open the London Stock Exchange trading day.

Commenting on today’s announcement, Dimitris Lois, CEO of Coca-Cola HBC, said:

“This is a milestone for our company and an important day for everyone in the    Coca-Cola HBC family. We are delighted that we are now admitted to trading on the premium listing of the London Stock Exchange, as we expect this to benefit our shareholders through enhanced liquidity, as well as our company through better access to the international capital markets and a wider potential investor base. We also look forward to being considered for inclusion in the FTSE UK Index Series.”

Alexander Justham, CEO of London Stock Exchange plc, said:

“As the world’s most international stock market, we offer companies from around the world access to an unrivalled pool of liquidity and to a broad and deep investor base. We are delighted to welcome today Coca-Cola HBC to the premium segment of the London Stock Exchange. With a globally recognised brand and a long history as a listed

Coca-Cola HBC AG

Corporate Registration number: CH-170.3.037.199-9

Baarerstrasse 14, 6300 Zug, Switzerland

company, Coca-Cola HBC is well-placed to take advantage of the significant opportunities that the premium listing segment of the LSE can bring.”

Important Notices

General

The offer described herein has been addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The Greek tender offer was made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria (the “Greek offer”). A separate U.S. exchange offer (the “U.S. offer”) has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. Investors located in the United States who participated in the Greek offer or exercise their sell-out rights under Greek law will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers. The making of the exchange offer to or the exercise of any sell-out rights by persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer has not been made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Information Memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. offer has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.

Coca-Cola HBC AG (“Coca-Cola HBC”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

Enquiries

Coca-Cola HBC AG Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

Corporate brokers:

Credit Suisse George Maddison Tristan Lovegrove	Tel: +44 20 7888 8888 email: george.maddison@credit-suisse.com email: tristan.lovegrove@credit-suisse.com

J.P. Morgan Cazenove Laurence Hollingworth James Mitford	Tel: +44 20 7251 3801 email: laurence.hollingworth@jpmorgancazenove.com email: james.mitford@jpmorgancazenove.com

International media contact:	Tel: +44 20 7251 3801

RLM Finsbury Guy Lamming Charles Chichester	email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com

Greek media contact:

V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola HBC AG

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.